                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                   4 July 2003


                               PREMIER FARNELL PLC


                               PREMIER FARNELL PLC
                   -------------------------------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]        Form 40-F [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]        No  [X]

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PREMIER FARNELL PLC
                                            (Registrant)


   Date: July 4, 2003                    By: /s/ Steven John Webb
                                             --------------------------------
                                             Steven John Webb
                                             Group Company Secretary and
                                             General Counsel

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.


-------------------------------------------------------------------------------------------------------------------------
                                                           |
1.    NAME OF COMPANY                                      | 2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
                                                           |
      PREMIER FARNELL PLC                                  |     THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS
                                                           |     AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT
                                                           |     COMPANY, CAPITAL INTERNATIONAL INC. AND CAPITAL GUARDIAN
                                                           |     TRUST COMPANY
                                                           |
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT     | 4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER       |     HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL   |
      INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER IF   |     Chase Nominees Limited                    24,536,914
      IT IS A HOLDING OF THAT PERSON'S SPOUSE OR CHILDREN  |     Midland Bank plc                             480,000
      UNDER THE AGE OF 18                                  |     Nortrust Nominees                            308,100
                                                           |     State Street Nominees Ltd                     95,500
      IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE         |     JPM Nominees Ltd                              43,100
      SHAREHOLDERS NAMED IN 2 ABOVE.                       |
                                                           |
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    NUMBER OF             | 6.  PERCENTAGE OF ISSUED     | 7.  NUMBER OF SHARES/AMOUNT | 8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF      |     CLASS                    |     OF STOCK DISPOSED       |
      STOCK ACQUIRED        |                              |                             |
                            |                              |                             |
                            |                              |                             |
      NOT DISCLOSED         |     NOT DISCLOSED            |     N/A                     |     N/A
                            |                              |                             |
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    CLASS OF SECURITY                                    | 10. DATE OF TRANSACTION     | 11.  DATE COMPANY INFORMED
                                                           |                             |
      ORDINARY SHARES OF 5P EACH                           |     NOT DISCLOSED           |      2 JULY 2003
                                                           |                             |
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.  TOTAL HOLDING FOLLOWING THIS NOTIFICATION             | 13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                           |     NOTIFICATION
                                                           |
      25,463,614                                           |     7.030%
                                                           |
-------------------------------------------------------------------------------------------------------------------------
14.   ANY ADDITIONAL INFORMATION                           | 15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES
                                                           |     STEVEN WEBB
                                                           |     COMPANY SECRETARY
                                                           |     PREMIER FARNELL PLC
                                                           |     150 ARMLEY ROAD
                                                           |     LEEDS
                                                           |     LS12 2QQ
                                                           |     TEL. 0113 387 5277
                                                           |
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------

16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY

-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION:  3 JULY 2003

-------------------------------------------------------------------------------------------------------------------------